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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          (Amendment No.      6     )*

                           NOBLE AFFILIATES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 654894 10 4
                         --------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP No.      654894 10 4           13G
          --------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 THE SAMUEL ROBERTS NOBLE FOUNDATION, INC.
                          73-0606209

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 OKLAHOMA

                                      5        SOLE VOTING POWER
               NUMBER OF
                SHARES                                 5,558,633
             BENEFICIALLY
               OWNED BY               6        SHARED VOTING POWER
                 EACH
               REPORTING                                    -0-
                PERSON
                 WITH                 7        SOLE DISPOSITIVE POWER

                                                       5,558,633

                                      8        SHARED DISPOSITIVE POWER

                                                            -0-

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,558,633

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 9.8%

12       TYPE OF REPORTING PERSON*

                 CO





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THIS AMENDMENT NO. 6 TO SCHEDULE 13G amends Item 4 by adding thereto one new paragraph as follows:


Item 4.  Ownership

         During 1996, the Foundation sold an aggregate of 1,105,587 shares of Common Stock of the Company (including the 133,300 shares sold during January and February 1996, through February 6, 1996). As of December 31, 1996, the Foundation beneficially owned 5,558,633 shares of the Common Stock, representing 9.8% of the shares of such class outstanding as of December 31, 1996, according to the Company's records. The Foundation has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the 5,558,633 shares of Common Stock.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     THE SAMUEL ROBERTS NOBLE FOUNDATION, INC.


                                     By:   /s/ Michael A. Cawley
                                         --------------------------------------
                                          Michael A. Cawley,
                                          President and Chief Executive Officer

Dated: January 22, 1997





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